UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85378 / March 20, 2019

Admin. Proc. File No. 3-17743

In the Matter of

AFN, INC.,
ALLEN ENERGY COMPANY,
AMERICAN CASCADE ENERGY, INC., and
MILLENIA HOPE, INC. (N/K/A CLUBS CHOICE
    HOLDINGS, INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by AFN, Inc., Allen Energy Company, American Cascade Energy, Inc., or Millenia Hope, Inc. (n/k/a Clubs Choice Holdings, Inc.), and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to AFN, Inc., Allen Energy Company, American Cascade Energy, Inc., and Millenia Hope, Inc. (n/k/a Clubs Choice Holdings, Inc.).[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities

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[1] 17 C.F.R. § 201.360(d).

[2] *AFN, Inc., Allen Energy Co., Am. Cascade Energy, Inc., and Millenia Hope, Inc. (n/k/a Clubs Choice Holdings, Inc.),* Initial Decision Release No. 1295 (Nov. 7, 2018), 2018 WL 5818296. The Central Index Key numbers are: 810351 for AFN, Inc.; 721626 for Allen Energy Company; 830747 for American Cascade Energy, Inc.; and 1060827 for Millenia Hope, Inc. (n/k/a Clubs Choice Holdings, Inc.).

of AFN, Inc., Allen Energy Company, American Cascade Energy, Inc., and Millenia Hope, Inc. (n/k/a Clubs Choice Holdings, Inc.), is revoked. The revocation is effective as of March 21, 2019.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                    Vanessa A. Countryman
                    Acting Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
AFN, INC.,	:	INITIAL DECISION
ALLEN ENERGY COMPANY,	:	MAKING FINDINGS AND
AMERICAN CASCADE ENERGY, INC., and	:	REVOKING REGISTRATIONS
MILLENIA HOPE, INC.	:	BY DEFAULT
(n/k/a CLUBS CHOICE HOLDINGS, INC.)	:	November 7, 2018

APPEARANCE: David S. Frye for the Division of Enforcement,
Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of AFN, Inc., Allen Energy Company, American Cascade Energy, Inc., and Millenia Hope, Inc. (n/k/a Clubs Choice Holdings, Inc.) (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission.

I. BACKGROUND

The Securities and Exchange Commission instituted this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 on December 22, 2016. Each Respondent's Answer was due within ten days of service of the OIP on it. *See* OIP at 3; 17 C.F.R. § 201.220(b). Each was served with the OIP by January 14, 2017, by U.S. Postal Service Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission," pursuant to 17 C.F.R. § 201.141(a)(2)(ii), and failed to file an Answer. On February 14, 2017, an Initial Decision of Default revoked the registrations of the registered securities of all four respondents. *AFN, Inc.*, Initial Decision Release No. 1109, 2017 SEC LEXIS 462 (A.L.J.).

On August 22, 2018, in light of *Lucia v. SEC*, 138 S. Ct. 2044 (2018), the Commission ordered a new hearing in each pending proceeding, including this one, before an administrative law judge who had not previously participated in the proceeding, unless the parties expressly agreed to alternative procedures, including agreeing that the proceeding remain with the previous presiding administrative law judge. *Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3. Accordingly, the proceeding was reassigned to the undersigned.

Pending Admin. Proc., Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264 (C.A.L.J. Sept. 12, 2018).

In view of the reassignment of the proceeding, Respondents were afforded a new opportunity to file Answers. *AFN, Inc.*, Admin. Proc. Rulings Release Nos. 6045, 2018 SEC LEXIS 2505 (A.L.J. Sept. 20, 2018); 6155, 2018 SEC LEXIS 2777 (Oct. 10, 2018). None filed an Answer by the due date, and each was ordered to show cause – AFN, Inc., American Cascade Energy, Inc., and Millenia Hope, Inc. (n/k/a Clubs Choice Holdings, Inc.), by October 23, and Allen Energy Company by November 6, 2018 – why it should not be deemed to be in default and the registration of its securities revoked. *AFN, Inc.*, Admin. Proc. Rulings Release Nos. 6145, 2018 SEC LEXIS 2767 (A.L.J. Oct. 9, 2018); 6257, 2018 SEC LEXIS 2980 (Oct. 26, 2018). To date, none filed an Answer to the OIP or responded to the order to show cause. Thus, each has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning them, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

AFN, Inc. (AFN) (CIK No. 810351),[1] is an expired Utah corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AFN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1992, which reported a net loss of $3,076,604 for the prior nine months. As of September 14, 2016, the common stock of AFN was not publicly quoted or traded.

Allen Energy Company (Allen) (CIK No. 721626) is a void Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Allen is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1992, which reported a net loss of $396,268 for the prior nine months. As of September 14, 2016, the common stock of Allen was not publicly quoted or traded.

American Cascade Energy, Inc. (American Cascade) (CIK No. 830747), is a forfeited Texas corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Cascade is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1996. On September 3, 1997, American Cascade filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Texas, which was closed on July 11, 2003. As of September 14, 2016, the common stock of American Cascade was not publicly quoted or traded.

Millenia Hope, Inc.(n/k/a Clubs Choice Holdings, Inc.) (Millenia) (CIK No. 1060827), is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Millenia is delinquent in its periodic

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[1] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

filings with the Commission, having not filed any periodic reports since it filed a Form 10-12G/A on March 25, 2014. On September 18, 2013, an order was entered pursuant to Exchange Act Section 12(j) revoking the registration of each class of Millenia's securities registered under Exchange Act Section 12(g) based on its failure to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *AIMS Worldwide, Inc.*, Exchange Act Release No. 70431, 2013 SEC LEXIS 2752 (A.L.J.). Thereafter, Millenia re-registered its common stock by filing a Form 10-12G on March 25, 2014. As of September 14, 2016, the common stock of Millenia was not publicly quoted or traded.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011), *recons. denied*, Exchange Act Release No. 65118, 2011 SEC LEXIS 2839 (Aug. 12, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a

timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of AFN, Inc., is REVOKED;

the REGISTRATION of the registered securities of Allen Energy Company is REVOKED;

the REGISTRATION of the registered securities of American Cascade Energy, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Millenia Hope, Inc. (n/k/a Clubs Choice Holdings, Inc.), is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[2]

_____
Carol Fox Foelak
Administrative Law Judge

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[2] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).